Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

January 13, 2020

VIA:     EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Donna Di Silvio

RE:	urban-gro, Inc. (the “Company”); SEC Comment Letter Dated December 20, 2019 SEC File No. 000-55966

Dear Ms. Di Silvio:

This letter is intended to respond to the staff’s comment letter, above referenced. Relevant thereto, please be advised as follows.

Form 10-K for the Fiscal Year Ended December 31, 2018

Audited Financial Statements

Note 6 – Investments

(page F-13)

Comment 1. In response to the staff’s comment, following is a narrative description of the history of the Company’s investments in Edza and TGH.

Edza

In August 2017, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with Edyza, Inc. (“Edyza”), a developer of wireless sensor technology, to provide the Company with the right to obtain an ownership interest in Edyza to be issued when Edyza engaged in a priced round of investment. The Company paid Edyza $400,000 for the SAFE.

In August 2018, the Company and Edyza entered into a Stock Purchase and Option Agreement (“SPOA”) whereby the Company and Edyza agreed to terminate the SAFE in exchange for Edyza issuing the Company 442,685 shares of Edyza Common Stock at $0.903577 per share, or $400,000 in the aggregate. In connection with the SPOA, the Company agreed to pay Edyza an additional $400,000 in six monthly installments ($50,000 a month in August and September 2018 and $75,000 a month from October 2018 thru January 2019) in exchange for Edyza issuing the Company an additional 442,685 shares of Edyza Common Stock at $0.903577 per share. As of December 31, 2018, the Company had paid $325,000 of the additional $400,000 to Edyza under this installment payment plan. The remaining installment payment of $75,000 is included in Accrued Expenses on the Company’s Balance Sheet as of December 31, 2018 and was paid to Edyza in January 2019. The Company has capitalized an additional $12,883 in legal fees associated with the purchases of the Edyza Common Stock.

As of December 31, 2018, the Company owned 885,370 shares of Edyza Common Stock, equal to 10% of Edyza’s then issued and outstanding Common Stock. The Company measured this investment at cost, less any impairment changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of December 31, 2018, the Company determined that no impairment was necessary given the recent valuations and no change in qualitative factors.

TGH

In February 2018, the Company entered into a Membership Interest and Purchase Agreement (“MIPA”) with Total Grow Holdings, LLC (d/b/a/ Total Grow Control, LLC) (“TGH”), a developer of environmental controls and fertigation/irrigation distribution products, to purchase 5% of TGH’s membership interests on a fully diluted basis for $125,000. The MIPA also contained two separate options for the Company to purchase additional membership interests in TGH and a purchase right for the Company to acquire all of the outstanding membership interests in TGH. The first option was exercisable from July 1, 2018 thru August 31, 2018 and allowed the Company to acquire an additional 5% of TGH’s membership interests on a fully diluted basis for $150,000. The second option was initially exercisable from February 15, 2019 thru May 15, 2019 and allowed the Company to acquire an additional 15% of TGH’s membership interests on a fully diluted basis for $600,000. The purchase right is exercisable from May 15, 2019 thru February 15, 2020 and allows the Company to acquire all of the outstanding membership interests in TGH based on a total valuation of TGH of $7,500,000.

In July 2018, the Company exercised its initial option and purchased an additional 5% of TGH’s fully diluted membership interests for $150,000. As of December 31, 2018, the Company owned 10% of the membership interests in TGH.

In January 2019, the Company and TGH renegotiated the terms of the second option, accelerating the beginning of the exercise period to January 2019 from February 15, 2019, and reducing the purchase price for the additional 15% of TGH’s membership interests on a fully diluted basis from $600,000 to $525,000. In January 2019, the Company elected to exercise this renegotiated second option and purchased an additional 15% of TGH’s fully diluted membership interests for $525,000.

Prior to December 31, 2018, the Company had advanced TGH $158,000 for equipment orders the Company had placed with TGH. TGH agreed to apply this $158,000 in equipment advances toward the second option membership interest purchase price of $525,000, and the Company has reflected this $158,000 as an investment in TGH as of December 31, 2018. The remaining balance of $367,000 for the second option membership interest was due in installments of $35,000 every two weeks through May 2019. As of March 31, 2019, the Company had made total payments of $336,000. The Company capitalized an additional $15,766 in legal fees associated with the purchases of the TGH membership interests. As of December 31, 2018, the Company’s fully diluted ownership interest in TGH was less than 20% and, the Company measured these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of December 31, 2018, the Company determined that no impairment of its investment in TGH was necessary given the recent valuations and no change in qualitative factors.

During 2019, the Company acquired an additional 227,018 shares of Edyza for $205,250, increasing its ownership interest in Edyza to 14%. The Company also made the remaining $367,000 in additional payments to TGH under the renegotiated agreement reached in January 2019 to acquire additional Membership Interests in TGH. When the payment plan was completed in May 2019, the Company was issued the additional ownership interest in TGH resulting in the Company owning 23% of TGH’s membership interest. The Company believed that this ownership interest in TGH resulted in the Company being able to exercise significant influence over TGH and that the Company should begin to account for its investment in TGH under the equity method beginning in July 2019 since the operations of TGH were insignificant in June 2019.

In September 2019, the Company decided that it should remain independent with regard to any investments in environmental controls and fertigation/irrigation distribution entities and decided it should divest itself of the ownership interest in TGH. The Company entered into preliminary negotiations with TGH to sell its ownership interest in TGH back to TGH. In connection with those negotiations, the Company determined it should not record any equity interests in TGH and the Company recorded a $506,000 write-down of its investment in TGH to an amount the Company anticipates receiving in proceeds from the sale of the TGH investment back to TGH.

The reconciliations below show how the Investments in Edyza and TGH reconcile to the financial statement balances from December 31, 2016 thru December 31, 2018 in accordance with ASC 321-10-50. In addition to the information provided below, we have proposed revised disclosure to the Investment note to the Financial Statements (Note 6).

	12ME December 31, 2018
	Edyza	TGH	Total
Beginning Balances	$400,000	$-	$400,000
Purchase of additional shares under SPOA, including $75,000 reflected in Accrued Expenses	400,000		400,000
Initial purchase of Membership Interest		125,000	125,000
Additional Membership Interest purchased with first option		150,000	150,000
Additional Membership Interest purchased with second option		158,000	158,000
Legal fees	12,883	15,766	28,649
Ending Balances	$812,883	$448,766	$1,261,649

	12ME December 31, 2017
	Edyza	TGH	Total
Beginning Balances	$-	$-	$-
Investment in SAFE	400,000	-	400,000
Ending Balances	$400,000		$$400,000

During 2019, the Company acquired an additional 227,018 shares of Edyza for $205,250, increasing its ownership interest in Edyza to 14%. The Company also made the remaining $367,000 in additional payments to TGH under the renegotiated agreement reached in January 2019 to acquire additional Membership Interests in TGH. When the payment plan was completed in May 2019, the Company was issued the additional ownership interest in TGH resulting in the Company owning 23% of TGH’s membership interest. The Company believed that this ownership interest in TGH resulted in the Company being able to exercise significant influence over TGH and that the Company should begin to account for its investment in TGH under the equity method beginning in July 2019 since the operations of TGH were insignificant in June 2019. In September 2019, the Company entered into preliminary negotiations with TGH to sell its ownership interest in TGH back to TGH. In connection with those negotiations, the Company determined it should not record any equity interests in TGH and the Company recorded a $506,000 write-down of its investment in TGH to an amount the Company anticipates receiving in proceeds from the sale of the TGH investment back to TGH.

The changes in the components of the Investments for the nine months ended September 30, 2019 are summarized as follows:

	9ME September 30, 2019
	Edyza	TGH	Total
Beginning Balances	$812,883	$448,766	$1,261,649
Purchase of additional shares	205,250		205,250
Additional Membership Interest purchased with second option		367,000	367,000
Equity interest in Membership Interest		0	0
Impairment of Investment		(506,000)	(506,000)
Ending Balances	$1,018,133	$309,766	$1,327,899

Comment No. 2.  We note that this comment contains 3 separate sections. We provide our applicable responses, as follows:

(a) As clarified above in the response to Comment No. 1, the SAFE was the original convertible note. Our original disclosure of a conversion price of $0.09 was a typographical error and should have been $0.90.

(b) As stated above in the response to Comment No.1, at December 31, 2018, the Company had paid $325,000 of the additional $400,000 to Edyza under the installment payment plan. The remaining installment payment of $75,000 was included in Accrued Expenses on the Company’s Balance Sheet as of December 31, 2018 and was paid to Edyza in January 2019.

(c) As indicated in the table above, in the response to Comment No. 1, the $205,250 consists of cash payments made during the nine months ended September 30, 2019 and resulted in the additional equity ownership in Edyza.

Comment No. 3.  We note that this comment also contains 3 separate sections. We provide our applicable responses, as follows:

(a) As indicated in the table above, in the response to Comment No. 1, the $173,766 is comprised of the $158,000 in equipment advances that were cancelled and $15,766 of capitalized legal fees. TGH agreed to apply this $158,000 in equipment advances toward the second option membership interest purchase price of $525,000, and the Company has reflected this $158,000 as an investment in TGH as of December 31, 2018.

(b) As discussed above, the Company had advanced TGH $158,000 for equipment orders the Company had placed with TGH. Rather than purchase this equipment, subsequently in January 2019 TGH agreed to apply this $158,000 in equipment advances toward the second option membership interest purchase price of $525,000. As a result, the Company reflected this $158,000 as an investment in TGH as of December 31, 2018.

(c) As discussed above, the Company believed that the operations of TGH were insignificant in June 2019 and therefore would begin to account for the investment under the equity method in July 2019. As discussed above, in the third quarter of 2019 the Company decided to sell its ownership interest in TGH back to TGH and recorded an impairment of the TGH investment in order to reflect the carrying amount of the TGH investment to an amount that the Company expected to receive in proceeds from TGH. This decision to sell the Company’s investment in TGH back to TGH meant that the Company would not have any influence over the operations of TGH and as a result, the Company did not account for the TGH investment under the equity method in the third quarter of 2019. Therefore, no earnings or losses were recognized from this investment for the period from May 2019 through September 2019.

In our prior response to the initial comment letter the Company proposed that it amend its Form 10-K applicable to the issue of the incorrect disclosure of Controls and Procedures, but not to amend relevant to the issues raised in the staff’s initial Comments 3 and 4, or the comments included in the most recent comment letter, as the Company does not believe that this issue is significantly material to the understanding of the Company’s financial condition or results of operations. If acceptable to the staff, the Company will incorporate this new disclosure in its Form 10-K for the Year Ended December 31, 2019. Please advise the undersigned if this is acceptable and the Amendment will thereafter immediately be filed. If the staff wishes for the Company to include additional disclosure in the proposed Amendment applicable to the issues discussed herein, such additional disclosure will be included in the proposed Amendment to the Form 10-K and an additional amendment to the applicable Form 10-Q for the nine months ended September 30, 2019 will also be filed.

If we can be of any assistance in connection with the staff’s review herein please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm